EXHIBIT (a)(1)(G)

FOR IMMEDIATE RELEASE

Contact: Winnie Lerner/Tom Johnson

Abernathy MacGregor Group

212/371-5999

TRACINDA COMMENCES TENDER OFFER FOR 20,000,000 SHARES OF COMMON STOCK OF FORD MOTOR COMPANY

LOS ANGELES, CA—May 9, 2008—Tracinda Corporation today announced that it has commenced its previously announced cash tender offer at $8.50 per share for up to 20,000,000 shares of common stock, or approximately 1% of the shares outstanding, of Ford Motor Company (NYSE: F) common stock. The offer is scheduled to expire at 5:00 p.m., New York City time, on Monday, June 9, 2008, unless extended.

The offer price represents an approximately 13.3% premium over Ford’s closing stock price of $7.50 on April 25, 2008 (the last trading day before the announcement of Tracinda’s intention to make the offer) and a 38.7% premium over Ford’s closing stock price of $6.13 on April 2, 2008, the day upon which Tracinda began accumulating shares in the company. The tender offer will be subject to customary conditions for transactions of this type, including expiration of any applicable waiting period under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended. The tender offer will not be subject to financing.

If the full amount of shares is purchased in the offer, Tracinda Corporation, of which Mr. Kirk Kerkorian is the sole shareholder, would beneficially own 120,000,000 shares of Ford common stock, or approximately 5.5% of the outstanding shares.

Questions regarding the offer or requests for offer materials should be directed to the information agent, D. F. King & Co., Inc., at (212) 269-5550 for banks and brokerage firms or (800) 859-8511 for all others. Offering materials are being filed today with the Securities and Exchange Commission (SEC) and will be available on the SEC website at http://www.sec.gov and D. F. King’s website at http://www.dfking.com/Ford. Ford’s stockholders are urged to read the offering materials, which contain important information.

This press release shall not constitute an offer to purchase or a solicitation of an offer to sell, which may be made only pursuant to the terms of the Offer to Purchase and related Letter of Transmittal being filed today with the SEC. The offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Ford shares in any jurisdiction in which the making of the offer or the acceptance thereof would not comply with the laws of that jurisdiction.

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